UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934




                                  Lodgian, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    54021P403
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                                 (CUSIP Number)

                                October 29, 2003
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

              [ ] Rule 13d-1(b)
              [X] Rule 13d-1(c)
              [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

THIS SCHEDULE 13G AMENDMENT NO. 1 AMENDS AND RESTATES THE SCHEDULE 13G FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 15, 2004 (THE "PRIOR 13G") BY MARATHON ASSET MANAGEMENT, LLC ("MARATHON"). THE PRIOR 13G INADVERTENTLY SET FORTH AN INCORRECT TITLE OF CLASS OF SECURITIES AND REPORTED THAT MARATHON BENEFICIALLY OWNED GREATER THAN FIVE PERCENT (5%) OF SUCH SECURITIES. AT NO TIME HAS MARATHON BENEFICIALLY OWNED IN EXCESS OF FIVE PERCENT (5%) OF ANY OF THE ISSUER'S SECURITIES.

CUSIP NO.  54021P403
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(1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  Above  Persons
      (entities only):
                        Marathon Asset Management, LLC
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(2)   Check  the  Appropriate Box  if  a  Member of  a  Group (See Instructions)
         (a)                             (b)
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(3)   SEC Use Only
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(4)   Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by
   Each Reporting Person With:           (5) Sole Voting Power:        263,260*
                                             -----------------------------------
                                         (6) Shared Voting Power:            0
                                             -----------------------------------
                                         (7) Sole Dispositive Power:   263,260*
                                             -----------------------------------
                                         (8) Shared Dispositive Power:       0
                                             -----------------------------------
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(9)   Aggregate Amount Beneficially Owned by Each Reporting Person:  263,260*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
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(11)  Percent of Class Represented by Amount in Row (9):   3.9%*
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(12)  Type of Reporting Person (See Instructions):  IA
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*As of October 29, 2003 (the "Reporting  Date"), the shares of the Common Stock,
$0.01 par value per share (the "Stock"), of Lodgian, Inc. (the "Company") are held by Marathon Special Opportunities Master Fund, Ltd. (the "Fund"). Marathon Asset Management, LLC ("Marathon") serves as the investment manager of the Fund pursuant to an Investment Management Agreement between Marathon and the Fund. Marathon, in its capacity as the investment manager of the Fund, has the sole power to vote and the sole power direct the disposition of all shares of Stock held by the Fund. As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Marathon is deemed to beneficially own 263,260 shares of Stock, or 3.9% of the deemed issued and outstanding shares of Stock as of the Reporting Date.

THIS SCHEDULE 13G AMENDMENT NO. 1 AMENDS AND RESTATES THE SCHEDULE 13G FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 15, 2004 (THE "PRIOR 13G") BY MARATHON ASSET MANAGEMENT, LLC ("MARATHON"). THE PRIOR 13G INADVERTENTLY SET FORTH AN INCORRECT TITLE OF CLASS OF SECURITIES AND REPORTED THAT MARATHON BENEFICIALLY OWNED GREATER THAN FIVE PERCENT (5%) OF SUCH SECURITIES. AT NO TIME HAS MARATHON BENEFICIALLY OWNED IN EXCESS OF FIVE PERCENT (5%) OF ANY OF THE ISSUER'S SECURITIES.


Item 1(a)  Name Of Issuer:  Lodgian, Inc.

Item 1(b)  Address  of  Issuer's  Principal  Executive  Offices:
           3445 Peachtree Road N.E., Suite 700, Atlanta, GA  30326


Item 2(a)  Name of Person Filing:  Marathon Asset Management, LLC

Item 2(b)  Address  of  Principal  Business  Office  or,  if  None,  Residence:
           461 Fifth Ave., 10th Floor, New York, NY  10017

Item 2(c)  Citizenship:  Delaware

Item 2(d)  Title of Class of Securities: Common Stock, $0.01 par value per share

Item 2(e)  CUSIP No.:  54021P403


Item 3 If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

           Not Applicable.


Item 4     Ownership.

         (a)   Amount Beneficially Owned (as of October 29, 2003)     263,260*

         (b)   Percent of Class (as of October 29, 2003)                3.9%*

         (c)   Number of Shares as to which such person has:

             (i) sole power to vote or to direct the vote               263,260*

            (ii) shared power to vote or to direct the vote                   0

           (iii) sole power to dispose or to direct the disposition of  263,260*

            (iv) shared power to dispose or to direct the disposition of      0


*As of October 29, 2003 (the "Reporting Date"), the shares of the Common Stock, $0.01 par value per share (the "Stock"), of Lodgian, Inc. (the "Company") are held by Marathon Special Opportunities Master Fund, Ltd. (the "Fund"). Marathon Asset Management, LLC ("Marathon") serves as the investment manager of the Fund pursuant to an Investment Management Agreement between Marathon and the Fund. Marathon, in its capacity as the investment manager of the Fund, has the sole power to vote and the sole power direct the disposition of all shares of Stock held by the Fund. As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Marathon is deemed to beneficially own 263,260 shares of Stock, or 3.9% of the deemed issued and outstanding shares of Stock as of the Reporting Date.



Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]



Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.


Item 9.   Notice of Dissolution of Group.

          Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 14, 2007

                                              MARATHON ASSET MANAGEMENT, LLC


                                              By:/s/ Andrew H. Rabinowitz
                                                 -------------------------------
                                              Name:  Andrew H. Rabinowitz
                                              Title: Chief Financial Officer and
                                                     Chief Operating Officer


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)